                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (Amendment No. 1 )(1)

                         Full Line Distributors, Inc.
                         ----------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                        ------------------------------
                        (Title of Class of Securities)

                                  35967N 10 6
                                --------------
                                (CUSIP Number)


                     Vincent Tyra, Chief Executive Officer
                               Broder Bros., Co.
                                45555 Port St.
                           Plymouth, Michigan 48170
               -------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 August 10, 2001
                                 ---------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 35967N 10 6                                       Page 2 of 10 Pages

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      Broder Bros., Co.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                   [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              4,135,847
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             4,135,847
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,135,847
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 97.95%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 35967N 10 6                                      Page 3 of 10 Pages


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      Full Line Distributors, Inc. (as successor of interest of FLD Acquisition Corp. by way of merger)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              4,135,847
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             4,135,847
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,135,847
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 97.95%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 35967N 10 6                                       Page 4 of 10 Pages


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      Bain Capital Investors, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware       0
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              4,135,847
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             4,135,847
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,135,847
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 97.95%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 35967N 10 6                                       Page 5 of 10 Pages


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      Vincent Tyra
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 35967N 10 6                                       Page 6 of 10 Pages


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      Todd Turkin
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

     This Amendment No. 1 (the "Final Amendment") to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on July 13, 2001 by Broder Bros., Co. ("Parent"), FLD Acquisition Corp. ("Purchaser"), Bain Capital Investors, LLC ("Bain Capital"), Vincent Tyra ("Trya") and Todd Turkin ("Turkin"), relating to the third-party tender offer by Purchaser to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Full Line Distributors, Inc., a Georgia corporation (the "Company"), at a purchase price of $2.95 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2001 (the "Initial Offer to Purchase"), as amended by the Supplement to the Offer to Purchase, dated August 2, 2001 (the "Supplement" and, together with the Initial Offer to Purchase, the "Offer to Purchase"), and the related Letter of Transmittal. Capitalized terms used but not defined in this Final Amendment shall have the meaning assigned to them in the Offer to Purchase.



     ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     On August 10, 2001, Purchaser accepted for purchase and payment, pursuant to the Offer, all Shares which were validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on August 9, 2001. Based on information provided by SunTrust Bank, the depositary for the Offer, 4,135,847 Shares (including 4,700 Shares tendered pursuant to notices of guaranteed delivery) were validly tendered pursuant to the Offer and not withdrawn. Immediately after the purchase of the tendered Shares, Purchaser owned approximately 97.95% of the outstanding Shares. A press release relating to the expiration of the Offer is attached as Exhibit (5) and is incorporated herein by reference.

     Pursuant to the Merger Agreement, Purchaser was then merged with and into the Company immediately upon the filing of the articles of merger, executed in accordance with the relevant provisions of the Georgia Business Corporation Code, with the Secretary of State of the State of Georgia on August 14, 2001 (the "Merger").

     Pursuant to the Merger Agreement, the shareholders of the Company who did not tender their Shares in the Offer and who do not exercise dissenters' rights with respect to their Shares pursuant to the provisions of Georgia law will have their Shares converted into the right to receive in cash the same $2.95 per Share purchase price amount.


                              Page 7 of 10 Pages

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and supplemented as follows:

     On August 14, 2001, pursuant to the terms and conditions of the Merger Agreement, Purchaser was merged with and into the Company in accordance with the Georgia Business Corporation Code, with the Company continuing as the Surviving Corporation.

     Upon the Merger becoming effective: (i) each issued and outstanding share of common stock, no par value per share, of Purchaser was converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; (ii) each issued and outstanding Share held in the Company's treasury or held by Parent or any subsidiary of Parent was canceled without any consideration being delivered therefor; and (iii) each issued and outstanding Share of common stock of the Company, other than Shares of common stock of the Company canceled as described above and other than Shares of common stock of the Company held by shareholders properly exercising dissenters' rights pursuant to the provisions of applicable law, was converted into the right to receive from the Surviving Corporation the Merger Consideration.

     In connection with the Merger, each then-outstanding option to purchase shares of Full Line Common Stock under any plan, program or arrangement of Full Line (individually, an "Option" and collectively, the "Options"), whether or not such Option was then exercisable or vested, was canceled and each holder thereof has no further rights with respect thereto, except that with respect to Options as to which the Merger Consideration exceeds the per share exercise price of such Options, Full Line has or will promptly pay or cause to be paid to the holders of such Options an amount in cash equal to, with respect to each such Option, the product of (i) the difference between the Merger Consideration and the applicable per share exercise price of such Option, to the extent such difference is a positive number (such amount, the "Option Consideration") and
(ii) the number of Shares subject to such Option at the time of such cancellation. The amount payable to such holders of Option is subject to reduction by applicable tax withholding.

     As a result of the Merger, the Surviving Corporation became a wholly-owned subsidiary of Parent.

     A Form 15 has been filed with the Commission in order to deregister the Shares. A press release relating to the consummation of the Merger is attached as Exhibit (6) and is incorporated herein by reference.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and supplemented as follows:

     Exhibit (5) - Press Release of Parent dated August 10, 2001, relating to the expiration of the Offer, incorporated by reference to Amendment No. 4 to Schedule TO filed by Purchaser and Parent on August 10, 2001.

     Exhibit (6) - Press Release of Parent dated August 14, 2001, relating to the consummation of the Merger.


                              Page 8 of 10 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: August 15, 2001         BRODER BROS., CO.

                         By:      /s/  Howard Morof
                            ----------------------------------------

                         Its:       Chief Financial Officer
                             ---------------------------------------


Date: August 15, 2001         FULL LINE DISTRIBUTORS, INC.

                         By:      /s/  Vincent Tyra
                         --------------------------------------------

                         Its:       Chief Executive Officer
                             ----------------------------------------



Date: August 15, 2001           BAIN CAPITAL INVESTORS, LLC

                         By:      /s/  Edward Conard
                            -----------------------------------------

                         Its:       Managing Director
                             ----------------------------------------


Date: August 15, 2001             /s/ Vincent Tyra
                         --------------------------------------------
                                    VINCENT TYRA


Date: August 15, 2001             /s/ Todd Turkin
                         --------------------------------------------
                                    TODD TURKIN


                              Page 9 of 10 Pages

                                 EXHIBIT INDEX


 Exhibit No.                        Exhibit Name
------------                        ------------
    (5) Press Release of Parent dated August 10, 2001, relating to the expiration of the Offer, incorporated by reference to Amendment No. 4 to Schedule TO filed by Purchaser and Parent on August 10, 2001.

    (6)* Press Release of Parent dated August 14, 2001, relating to the consummation of the Merger.



* Filed herewith.
                              Page 10 of 10 Pages